Exhibit 99.2

DIGATRADE FINANCIAL CORPORATION

Management’s Discussion and Analysis of Financial Conditions
And Results of Operations (“MD&A”)

For The Three and Six Months Ending June 30, 2019

DIGATRADE FINANCIAL CORPORATION

Management’s Discussion and Analysis of Financial Conditions and Results of Operations
(“MD&A”)

For the three and six months ending June 30, 2019

This report is dated August 5, 2019

The following discussion and analysis prepared as at August 5, 2019, explains trends in the financial condition and results of operations of Digatrade Financial Corporation. (“Digatrade” or “DFC” or “the Company”) for the three months and six months ended June 30, 2019 as compared to the same period in 2018. This discussion and analysis of the results of operations and financial condition of the Company should be read in conjunction with the consolidated financial statements of the Company for the year ended December 31, 2018. The Company’s critical accounting estimates, significant accounting policies and risk factors have remained substantially unchanged and are still applicable to the Company unless otherwise indicated. The financial statements have been prepared in accordance with International Financial Reporting Standards. All financial statement figures are reported in Canadian dollars unless explicitly stated otherwise.

Caution on Forward-Looking Information

This report contains certain statements that constitute forward-looking information. These forward-looking statements are not descriptive of historical matters and may refer to management’s expectation or plans. These statements include but are not limited to statements concerning our business objectives and plans and future trends in our industry. Inherent in forward-looking statements are risks and uncertainties beyond management’s ability to predict or control including risks that may affect Digatrade’s operating or capital plans. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements in this discussion and analysis as well as contained in other components of the annual report. Such statements are based upon a number of assumptions that may prove incorrect, including but not limited to, the following assumptions: that there is no material deterioration in general business and economic conditions; that there are no unanticipated fluctuations in interest or exchange rates; that there is no cancellation or unfavorable variation to its current major contracts; that if required, Digatrade is able to finance future acquisitions on reasonable terms; and that Digatrade maintains its ongoing relations with its business partners. We caution you that the foregoing list of important factors and assumptions is not exhaustive. You should also carefully consider matters discussed under “Risk and Uncertainties” contained elsewhere in this discussion. Digatrade undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the list of factors, whether as a result of new information or future events or otherwise, except as may be required under applicable laws.

DIGATRADE FINANCIAL CORPORATION

Management’s Discussion and Analysis of Financial Conditions and Results of Operations
(“MD&A”)

For the three and six months ending June 30, 2019

Overview

The Company is a British Columbia corporation, incorporated on December 28, 2000. The registered and corporate office is at 1500 West Georgia Street, Suite 1300, Vancouver, British Columbia, Canada, V6C 2Z6. The Company does not have an agent in the United States.

The Company was incorporated under the name Black Diamond Holdings Corporation. On June 26, 2007, the Company changed its name from Black Diamond Holdings Corporation to Black Diamond Brands Corporation. On November 21, 2008 the Company changed its name to Rainchief Energy Inc. and on February 19, 2015 to Bit-X Financial Corporation. On October 27, 2015 the Company changed its name to Digatrade Financial Corporation.

The Company is listed as a fully reporting issuer on the FINRA OTC bulletin board and trades under the symbol “DIGAF”.

Prior to the change of name on February 19, 2015, the Company was an energy exploration company focused on the identification and evaluation for acquisition of energy assets.

Organization Structure

As of the date of this report the Company has four subsidiaries, Digatrade Limited (a British Columbia corporation), Digatrade Limited (a Nevada corporation), Digatrade (UK) Limited (a United Kingdom corporation) and Securter Systems Inc., a Canadian Federal corporation). The Company’s former wholly-owned subsidiaries Jaydoc Capital Corporation and Rainchief Renewable-1 SRL were de-registered during the year ended December 31, 2015.

Recent Corporate Developments

During the period commencing on January 1, 2019, the Company experienced the following corporate developments:

Entry into the secure mobile application for Card Not Present transaction business
On February 5, 2019 the company entered into a Letter of Intent with Securter Inc. (“Securter”), a private Canadian Corporation that is developing a proprietary, patent-pending credit card payment platform to significantly increase the security of online credit card payment processing. The purpose is to reduce financial losses being experienced by financial institutions and merchants from fraudulent credit card use, while also better protecting cardholder privacy. The Letter of Intent sets out that the new technology will be launched and commercialized through a Digatrade subsidiary.

On February 26, 2019, the Company entered into a definitive agreement with Securter Inc., in terms of which a newly formed corporation, Securter Systems Inc. (“SSI”) would acquire all the assets and liabilities of Securter Inc. Upon incorporation, SSI issued 25,937,594 Class A common shares to the shareholders of Securter Inc. and 100,000 Class B common shares to the Company. Each Class B common share is non-participating and carries 1,000 votes. The Company shall have the right to purchase up to 30.3% Class A common shares of SSI at a price of US$0.23 for a total purchase consideration of up to US$3,000,000.

DIGATRADE FINANCIAL CORPORATION

Management’s Discussion and Analysis of Financial Conditions and Results of Operations
(“MD&A”)

For the three and six months ending June 30, 2019

Convertible Promissory Notes Issued

During the six months ended June 30, 2019, the Company issued Convertible Promissory Notes totalling $509,848 (US$299,000).

The notes are unsecured, bear interest at between 10% and 12% per annum from the date of issuance and mature between six months and one year after the date of issuance.

Any amount of interest or principal that is not paid on the maturity date bears interest at 22% to 24% per annum from the maturity date to the date of payment. Any amount of principal and/or interest that is unpaid may be converted, at the option of the holder, in whole or in part into common share of the Company at a price equal to 61% of the lowest closing bid price for the Company’s stock as reported on the OTC during the fifteen trading days prior to a Notice of Conversion. The Company may prepay the principal and all accrued interest at any time between the date of issuance and the maturity date, together with a prepayment premium of between 15% and 40% of the amount prepaid, determined by reference to the date of repayment.

Conversion of Convertible Promissory Notes

During the six months ended June 30, 2019 the Company converted certain Convertible Promissory Notes, in whole or in part, totaling $459,009 (US$342,599) including interest and fees, and issued 75,839,973 common shares of the Company.

Repayment of Convertible Promissory Note

On January 31, 2019, the Company repaid $33,058 (US$25,500), being the outstanding balance of a convertible promissory note issued to a consultant during 2018

Issuance of Common Series B Shares

On January 2, 2019, the Company passed a resolution to increase the authorized number of Class “B” common shares from 100,000 to 1,100,000.

On the same day, the Company issued 1,000,000 Class “B” common shares at $0.0001 per share for total proceeds of $100 to a shareholder who is also a Director and Officer of the Company.

DIGATRADE FINANCIAL CORPORATION

Management’s Discussion and Analysis of Financial Conditions and Results of Operations
(“MD&A”)

For the three and six months ending June 30, 2019

Grants of Options

On February 14, 2019, the Company granted 5,750,000 options to directors of the Company and 4,250,000 options to consultants. All grants of options were made under the Company’s Stock Option Plan.

Resignation of a Director

On May 21, 2019 Mr. James Romano resigned as a director of the Company and accepted the appointment of Chairman of Securter Systems Inc.

Appointment of Chief Technology Officer

On May 21, 2019, Mr. Vladimir Krupnikov was appointed Chief Technology Officer of Securter Systems Inc.

Selected Annual Information

The following table provides a brief summary of the Company’s annual financial data for the latest three fiscal years ended December 31, 2016.

	2016	2017	2018

Net loss	(172,969)	(674,520)	(1,122,820)
Basic and diluted loss per share (post-share consolidation)	(0.01)	(0.01)	(0.01)

Total assets	138,725	960,108	527,193
Total liabilities	659,889	2,030,117	778,132

* Adjusted to take account of the consolidation of the Company’s common shares on June 8, 2016

Results of Operations

For the three months and six months ended June 30, 2019 the Company had net losses of $351,045 and $636,791 as compared with net losses of $267,777 and $565,100 for the three months and six months ended June 30, 2018, increases of 83,268 and $71,691, respectively.

DIGATRADE FINANCIAL CORPORATION

Management’s Discussion and Analysis of Financial Conditions and Results of Operations
(“MD&A”)

For the three and six months ending June 30, 2019

Accounting, Audit and Legal expenses amounted to $51,372 for the three months ended June 30, 2019, and $86,190 for the six months ended on that date, respectively, as compared with $14,548 and $46,211 for the three and six months ended June 30, 2018 respectively, representing increases of $36,824 and $39,979, for the three and six months, respectively. Legal fees incurred in connection with the issuance of Convertible Promissory Notes increased by $10,338 from $3,796 during the three months ended June 30, 2018 to $14,134 during the three months ended June 30, 2019, and by $12,365 from $18,985 during the six months ended June 30, 2018 to $31,350 during the six months ended June 30, 2019. This category of expense is directly linked to the volume of Convertible Promissory Notes issued during the periods under review. Other legal expenses amounted to $39,412 for the three months ended June 30, 2019 and $46,764 for the six months ended on that date, as compared with $Nil and $6,674 incurred during the three and six months ended June 30, 2018, representing increases of $39,412 and $40,090 respectively. This category of legal expenses was incurred in connection with the acquisition of the Securter business. Accounting and audit fees were essentially unchanged during the periods under review.

Finders Fees incurred in connection with the issuance of Convertible Promissory Notes amounted to $34,182 for the three months ended June 30, 2019 as compared with $10,939 for the three months ended June 30, 2018, an increase of $23,243. Finders Fees for six months ended June 30, 2019 amounted to $54,746 as compared with $59,816 for the six months ended June 30, 2018, a decrease of $5,070. This category of expense is directly linked to the volume of Convertible Promissory Notes issued during the periods under review.

Consulting Expense decreased by $24,500 to $111,399 for the three months ended June 30, 2019 as compared with $135,899 incurred during the three months ended June 30, 2018. The decrease arose as result of certain consulting services incurred in during the three months ended June 30, 2018 were not continued during the current period. Consulting expenses for the six months ended June 30, 2019 increased by $31,770 to $205,042 from $173,272 for the six months ended June 30, 2018 as a result of additional consulting fees incurred in connection with the acquisition of the Securter business.

Filing and Transfer agents Fees amounted to $10,285 and $14,660 for the three and six months ended June 30, 2019, respectively, as compared with $7,231 and $11,807 for the three and six months ended June 30, 2018, respectively. The increases of $3,054 and $2,853 from the comparative periods in 2018 resulted from the increased volume of filing required in connection with various corporate actions.

Travel and administration costs amounted to $20145 and $24272 for the three and six months ended June 30, 019, respectively. These amounts were incurred in connection with the acquisition of the Securter business. The Company did not incur ant travel and administration costs during the corresponding periods in 2018.

The Company incurred Marketing and Investor Relations expenses in the amount of $35,408 and $51,029 during the three and six months ended June 30, 2019, respectively. These amounts were incurred in connection with announcement of the acquisition of the Securter business to the investment community. The Company did not incur Marketing and Investor Relations expenses during the three and six month ended June 30, 2018.

Management fees for the three and six months ended June 30, 2019 amounted to $57,593 and $101,510, respectively, representing an increase of $27,593 as compared with $30,000 and $60,000 expensed during the three and six months ended June 30, 2018, respectively. The increases resulted from additional fees paid to a company controlled by a Director and Officer of the Company.

DIGATRADE FINANCIAL CORPORATION

Management’s Discussion and Analysis of Financial Conditions and Results of Operations
(“MD&A”)

For the three and six months ending June 30, 2019

The Company incurred Interest and Bank charges in the amount of $21,665 during the three months ending June 30, 2019 as compared with $16,969 during the three months ended June 30, 2018. Interest accrued on Convertible Promissory Notes for the three months ended March 31, 2019 amounted to amounted to $12,926, as compared with $34,919 accrued for the three months ended March 31, 2018, a decrease of $21,993. The decrease in interest accrued resulted the reduced balance of Convertible Promissory Notes outstanding as a consequence of the conversions of convertible promissory notes to common shares.

During the six months ended June 30, 2019 the Company granted incentive options with a fair market value of $60,000 to Directors, Officers and Consultants.

Project Development Costs amounted to $27,230 and $102,683 during the three and six months ended June 30, 2018, respectively, principally in the development of a mobile application. The Company did not incur any Project Development Costs during the three and six months ended June 30, 2019, as a result of the termination of the ANX management contract on October 17, 2018.

The Company realized gains in foreign exchange of $16,273 and $19,682 for the three and six months ended June 30, 2019 as compared with losses on foreign exchange of $24,944 and 58,937 for the three and six months ended June 30, 2018. The gains and losses resulted from changes in the foreign currency exchange rate between the Canadian and US Dollars.

Financial position

The Company had a working capital deficiency of $376,683 as at June 30, 2019, as compared with a working capital deficiency of $238,976 as at December 31, 2018; an increase of $137,707.

The decrease in working capital deficiency of $137,707 during the six months ended June 30, 2019 was due to decreases in Cash on hand of $86,410, Prepaid Expenses of $19,927, an increase in shareholders’ loans of $26,449 and an increase in the current portion of Convertible Promissory Notes Payable of $32,428, offset by an increase in GST Recoverable of $5,709 and a decrease in Accounts Payable and Accrued Liabilities of $21,798.

Liquidity and Capital Resources

The Company will continue to be reliant upon debt and equity financing to fund continuing operations until its business plan is fully implemented.

As at June 30, 2019, the Company had not entered into any material commitments for capital expenditures.

DIGATRADE FINANCIAL CORPORATION

Management’s Discussion and Analysis of Financial Conditions and Results of Operations
(“MD&A”)

For the three and six months ending June 30, 2019

Sources of Cash

During the six months ended June 30, 2019, the Company raised $509,848 through the issuance of Convertible Promissory Notes, $100 through the issuance of Class B Common Shares and received an advance from a shareholder in the amount of $30.

Uses of Cash

The use of cash during the three months ended June 30, 2019 were $562,792 to fund continuing operations and changes in the Company's net working capital and $33,596 to repay the remaining balance on a convertible promissory note.

Quarterly Disclosure – Eight Quarters Preceding Most Recently Completed Financial Year

The following table sets forth selected unaudited financial information prepared by management of the Company.

	Three months ended
	September 30, 2018	December 31, 2018	March 31, 2019	June 30, 2019

Revenues	-	-	-	-
Net profit (loss)	85,572	472,150	(285,746)	(351,045)
Basic and Diluted profit (loss) per share (post-share consolidation)	(0.001)	(0.005)	(0.001)	(0.001)

	Three months ended
	September 30, 2017	December 31, 2017	March 31, 2018	June 30, 2018

Revenues	-	-	-	-
Net profit (loss)	(264,472)	(309,649)	297,323	297,323
Basic and Diluted profit (loss) per share (post-share consolidation)	(0.006)	(0.006)	(0.01)	(0.01)

Earnings Information

The Company has not paid any dividends on its common shares. The Company has no present intention of paying dividends on its common shares as it anticipates that all available funds will be invested to finance the growth of its business.

DIGATRADE FINANCIAL CORPORATION

Management’s Discussion and Analysis of Financial Conditions and Results of Operations
(“MD&A”)

For the three and six months ending June 30, 2019

Transactions with Related Parties

As reported in the unaudited interim condensed financial statements for the three months ended March 31, 2018, the Company was involved in certain transactions with related parties:

Compensation of Key Management Personnel

The Company incurred management fees for services provided by key management personnel for the three months ended March 31, 2019 and 2018 as described below.

	Three Months ended		Six Months ended
	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2018
	$		$	$

Management Fees	57,593	30,000	101,510	60,000
Stock-based Compensation	-	-	30,000	-

	57,593	30,000	131,510	60,000

Significant Accounting Policies

The Company’s critical accounting estimates are as described in the Company’s unaudited interim condensed financial statements for the three months ended June 30, 2019.

Significant Accounting Estimates

The Company’s critical accounting estimates are as described in the Company’s 2018 Consolidated Annual Financial Statements.

New Accounting Standards Not Yet Adopted
A number of new accounting standards, amendments to standards, and interpretations are issued but not yet effective up the date of issuance of the Company’s consolidated financial statements. The Company intends to adopt the following standards when they become effective. The Company has not yet determined the impact of these standards on its consolidated financial statements.

IFRS 16 – Leases

IFRS 16 provides a single lessee accounting model, requiring the recognition of assets and liabilities for all leases, unless the lease term is 12 months or less or the underlying asset has a low value. Lessor accounting remains largely unchanged from IAS 17 “Leases”, and the distinction between operating and finance leases is retained. The standard is effective for annual period beginning on or after January 1, 2019. The Company has not yet determined the impact of this standard on its consolidated financial statements.

DIGATRADE FINANCIAL CORPORATION

Management’s Discussion and Analysis of Financial Conditions and Results of Operations
(“MD&A”)

For the three and six months ending June 30, 2019

Off Balance Sheet Arrangements

The Company has not entered into any material off-balance sheet arrangements such as guarantee contracts, contingent interests in assets transferred to unconsolidated entities, derivative financial obligations, or with respect to any obligations under a variable interest equity arrangement.

Financial Instruments

a)
Financial Instruments

The financial instrument guidelines require all financial assets, except those held to maturity and derivative financial instruments, to be measured at fair market value. All financial liabilities are measured at fair value if they are held for trading. Other financial liabilities are measured at amortized cost.

The Company classifies its financial instruments into one of the following balance sheet categories:

●
Held-for-trading financial assets and liabilities that are initially measured at fair value and where subsequent changes in fair value are recognized in the statement of operations;

●
Available-for-sale financial assets that are initially measured at fair value and where subsequent changes in fair value are recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts are transferred to and recorded in net income; and

●
Held-to-maturity investments, loans and receivables, or other financial liabilities – all of which are initially measured at cost and where subsequent changes in cost are amortized using the effective interest rate method.

Accordingly, the Company has classified its financial instruments as follows:

●
Cash is classified as held-for-trading and accordingly carried at its fair value;

●
Subscription receivable is classified as loan and receivable, and accordingly carried at its amortized cost;

●
Accounts payable and accrued liabilities, and amounts due to related parties are classified as other financial liabilities and are currently carried at their amortized cost.

The Company undertakes certain transactions in foreign currencies denominated in U.S. dollars and as such is subject to risk due to fluctuations in exchange rates. The Company does not use derivative instruments to hedge exposure to foreign exchange rate risk.

DIGATRADE FINANCIAL CORPORATION

Management’s Discussion and Analysis of Financial Conditions and Results of Operations
(“MD&A”)

For the three and six months ending June 30, 2019

Internal Control over Financial Reporting

As at the date of this report, Management is not aware of any change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Outstanding Share Data

(a)
Common shares

Authorized
Unlimited number of common shares without par value.

1,100,000 Class “B” Common Shares, non-participating, voting (voting right of 1,000 votes per share) and without par value.

Issued and outstanding as at June 30, 2019
302,251,877 common shares for a net consideration of $6,506,998
1,100,000 Class “B” Common Shares for a net consideration of $200.

(b)
Stock Options
Outstanding stock options as at June 30, 2019
Number of Options Outstanding:	10,000,000
Exercise Price	US$0.006
Expiry	February 14, 2027

(c)
Share Purchase Warrants
Outstanding share purchase warrants as at June 30, 2019
Nil

DIGATRADE FINANCIAL CORPORATION

Management’s Discussion and Analysis of Financial Conditions and Results of Operations
(“MD&A”)

For the three and six months ending June 30, 2019

Risk Factors.

Risks Related to the Business.

We have a history of operating losses and need additional capital to implement our business plan. For the six months ended June 30, 2019, we recorded a net loss from operations of $636,791, as compared with a net loss from operations of $510,643 for the six months ended June 30, 2018. The financial statements have been prepared using IFRS applicable to a going concern. However, as disclosed in Note 1 to the interim condensed financial statements, our ability to continue operations is uncertain.

We continue to incur operating losses and have a consolidated deficit of $6,935,727 as at June 30, 2019. Operations for the six months ended June 30, 2019 have been funded by the issuance of convertible promissory notes and the continued support of creditors. Historically, we have met working capital needs primarily by selling equity to Canadian residents, and from loans (including loans from relatives of principal shareholders).

We estimate that we will require at least $3,000,000 to further fund the development of a proprietary, patent-pending credit card payment platform to significantly increase the security of online credit card payment processing, reducing financial losses being experienced by financial institutions and merchants from fraudulent credit card use, while also better protecting cardholder privacy. A full implementation of our business plan will be delayed until the necessary capital is raised.

We cannot predict when or if we will produce revenues.

We have not generated any revenue to date from operations. In order for us to continue with our plans and open our business, we must raise capital. The timing of the completion of the milestones needed to commence operations and generate revenues is contingent on the success of this raise. There can be no assurance that we will generate revenues or that revenues will be sufficient to maintain our business.

Our entry into the development of a secure mobile application for card not present “CNP” transaction business may not be successful and there are risks attendant on these activities.

 The Financial Technology “FinTech” business is extremely competitive. There are many companies, large and small entering the market with the capital to develop and create new innovative applications resulting in a highly competitive and fast-moving environment. Even with capital and technical expertise, industry, political and compliance risks are significant. Regulatory compliance and the overall ecosystem for secure online payments is extremely complex and not yet fully defined by governments and financial institutions worldwide. We may not be able to finance our business plan and marketing plan, there is no assurance that our entry into this business will be successful.

DIGATRADE FINANCIAL CORPORATION

Management’s Discussion and Analysis of Financial Conditions and Results of Operations
(“MD&A”)

For the three and six months ending June 30, 2019

Cybersecurity risks associated with the FinTech industry are becoming increasingly challenging and we may be unable to meet future regulatory requirements related to data protection and privacy.

Cybersecurity is becoming increasingly challenging with the growth in the number of hackers and financial stalkers seeking opportunities to disrupt operations and/or extort funds from persons or companies whose cybersecurity measures were unable to prevent malicious data harvesting and misuse.  We cannot guarantee that all such attempts shall be defeated, nor that our intellectual property shall remain beyond the reach of parties seeking proprietary insights. Data protection and privacy is never absolute, regardless of method(s) used.  Independent of any 3rd party malicious intent referred to above, there is a risk that despite best efforts our data protection and privacy shall not meet a future regulatory definition of a reasonable standard, if it is imposed or “expected” retroactively.  Information at risk may or may not be financial in nature and may or may not be our own information.  We do not have sufficient resources to evaluate all possible outcomes, or all possible measures that we could take now, or could have taken in the past, to attain an even higher level of diligence and care than we are taking presently.

Regulatory compliance in the FinTech sector is evolving.  We are unable to guarantee that we will be able to proceed with all desired plans if the regulatory environment changes in a manner that undermines existing business plans.  Such regulations have an impact in every country in which we will be deriving revenue from licensing or by any other commercial mechanism.

We may be unable to meet growth Open Source technology trends which could have a detrimental impact on our business.

Open source software compliance and vulnerability management has become an area of risk due to the expanding scope of this realm of software.  We cannot ensure that we will at all times fully understand the state-of-the-art standing of every aspect of our own development goals until such time that a sufficient expenditure of time, money and effort has been made to understand all open source material and trends, and their relevance to our own interests.

Customers may not adapt to our new technology which may affect our ability to generate revenues in the future.

Culture risk emerges when our organization interfaces with financial institutions as our customers.  We do not know in advance whether all our customers will be willing to make changes, if necessary, to accommodate protocols that arise from the adoption of our technology, or incompatibility that may arise from the nature of our software development methods, including our approach to FinTech problem solving.

Reliance on systems governance on third party transactions may risk compliance issues.

Governance for intelligent automation is of increasing importance in business activity that is characterized by a large number of small-dollar-value transactions.  Our revenue model requires sharing of transaction fees for commerce that, in aggregate, may represent millions or even hundreds of millions of consumer transactions.  We may therefore need to rely upon systems-governance more than individual situational oversight where third party transactions are concerned.  This may mean that non-compliance of some type may come to light too late to remedy in the immediate tense and may therefore only be correctable with systemic adjustment for the future.

DIGATRADE FINANCIAL CORPORATION

Management’s Discussion and Analysis of Financial Conditions and Results of Operations
(“MD&A”)

For the three and six months ending June 30, 2019

FinTech is an emerging industry that may be subject to changes in accounting standards in the future the adoption of which may require time for our business to adjust.

New accounting standards in the category of FinTech sector businesses may be introduced over time and have a bearing on our planning, execution and reporting in respect of issues that have hitherto been satisfactory and understood, but may require a period of transition to grasp implications at the strategic level and communicate same to shareholders effectively.

Use of data and analytics in our internal audit may become more complex as metadata becomes increasingly important to our analyses.  It is not known whether the effect upon our internal practices of new analytics will remain permissible from the perspective of third-party audits occurring after-the-fact.

Our use of Cloud computing, data storage and/or cloud collaboration may not conform to future operational “best practices.”

Transitioning to and operating “in the cloud” is a matter whose risks and rewards are subject to conflicting strategies even amongst companies who otherwise are considered to have best practices, operationally.  It is not knowable in advance whether our own policies regarding the use of cloud computing, cloud data storage or cloud collaboration in our use of information, our sharing of information and our design of proprietary information assets will conform to a future interpretation of “best practices”, after cloud eco-system techniques and their implications are better understood.

We rely on third party service providers which we may not be able to control. This subjects us to risks for failure of performance in development of our business plan.

We will at all times in the pursuit of our goals rely on at least some expertise that is external to our company.  Despite best efforts to vet the competency of service providers, it will not be possible to fully appreciate the quality of their contribution until after-the-fact, which may in some instances require second attempts, corrections or new directions.  We shall always seek to mitigate our risk and liability arising from any failures of performance that may arise; however, it is not possible to quantify this in financial terms or predict it in operational terms.  The risk in our development work is inherently high and does not diminish over time as we will continually focus on customer problems that require new solutions yet to be created.

DIGATRADE FINANCIAL CORPORATION

Management’s Discussion and Analysis of Financial Conditions and Results of Operations
(“MD&A”)

For the three and six months ending June 30, 2019

 The loss of key personnel or the inability of replacements to quickly and successfully perform in their new roles could adversely affect our business.

We depend on the leadership and experience of our key executive and chairman, Brad Moynes. Mr. Moynes functions as our chairman and executive officer, and as such, we are heavily dependent upon him to conduct our operations. In 2018, the Company added two additional directors which now brings the board to four directors. We do not have key man insurance. If Mr. Moynes resigns or dies, there could be a substantial negative impact upon our operations. If that should occur, until we find other qualified candidates to become officers and/or directors to conduct our operations, we may have to suspend our operations or cease operating entirely. In that event, it is possible you could lose your entire investment.

Risks Relating to Intellectual Property

If we are unable to protect our intellectual property rights, including those related to Securter technology, our competitive position could be harmed or we could be required to incur significant expenses to enforce our rights.

Our ability to compete effectively is dependent in part upon our ability to protect our proprietary technology. We rely on patents, trademarks, trade secret laws, confidentiality procedures and licensing arrangements to protect our intellectual property rights. There can be no assurance these protections will be available in all cases or will be adequate to prevent our competitors from copying, reverse engineering or otherwise obtaining and using our technology, proprietary rights or products. For example, the laws of certain countries in which our products may be licensed may not protect our proprietary rights to the same extent as the laws of Canada or the United States. In addition, third parties may seek to challenge, invalidate or circumvent our intellectual property, or applications for same. There can be no assurance that our competitors will not independently develop technologies that are substantially equivalent or superior to our technology or design around our proprietary rights. In each case, our ability to compete could be significantly impaired. To prevent substantial unauthorized use of our intellectual property rights, it may be necessary to prosecute actions for infringement and/or misappropriation of our proprietary rights against third parties. Any such action could result in significant costs and diversion of our resources and management’s attention, and there can be no assurance we will be successful in such action. Furthermore, many of our current and potential competitors have the ability to dedicate substantially greater resources to enforce their intellectual property rights than we do. Accordingly, despite our efforts, we may not be able to prevent third parties from infringing upon or misappropriating our intellectual property.

Claims by others that we infringe their intellectual property rights could harm our business.

Our industry is characterized by vigorous protection and pursuit of intellectual property rights, which has resulted in protracted and expensive litigation for many companies. Third parties may in the future assert claims of infringement of intellectual property rights against us or against our customers for which we may be liable. As the number of service providers and competitors in our market increases and overlaps occur, infringement claims may increase.

Intellectual property claims against us, and any resulting lawsuits, may result in our incurring significant expenses and could subject us to significant liability for damages and invalidate what we currently believe are our proprietary rights. Our involvement in any patent dispute or other intellectual property dispute or action to protect trade secrets and know-how could have a material adverse effect on our business. Adverse determinations in any litigation could subject us to significant liabilities to third parties, require us to seek licenses from third parties and prevent us from developing and selling our products. Any of these situations could have a material adverse effect on our business.

DIGATRADE FINANCIAL CORPORATION

Management’s Discussion and Analysis of Financial Conditions and Results of Operations
(“MD&A”)

For the three and six months ending June 30, 2019

These claims, regardless of their merits or outcome, would likely be time consuming and expensive to resolve and could divert management’s time and attention.

We are generally obligated to indemnify our end-customers for certain expenses and liabilities resulting from intellectual property infringement claims regarding our software products, which could force us to incur substantial costs.

We have agreed, and expect to continue to agree, to indemnify our end-customers for certain intellectual property infringement claims regarding our software products. As a result, in the case of infringement claims against these end-customers, we could be required to indemnify them for losses resulting from such claims or to refund amounts they have paid to us. Our end-customers in the future may seek indemnification from us in connection with infringement claims brought against them. We will evaluate each such request on a case-by-case basis and we may not succeed in refuting all such claims. If an end-customer elects to invest resources in enforcing a claim for indemnification against us, we could incur significant costs disputing it. If we do not succeed in disputing it, we could face substantial liability.

Risks Related to this Offering and Our Stock

The market price of our shares may fluctuate significantly.

The market price and liquidity of the market for shares may be significantly affected by numerous factors, some of which are beyond our control and may not be directly related to our operating performance. Some of the factors that could negatively affect the market price of our shares include:

●
our actual or projected operating results, financial condition, cash flows and liquidity, or changes in business strategy or prospects;
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equity issuances by us, or share resales by our stockholders, or the perception that such issuances or resales may occur;
●
loss of a major funding source;
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actual or anticipated accounting problems;
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changes in market valuations of similar companies;
●
adverse market reaction to any indebtedness we incur in the future;
●
speculation in the press or investment community;
●
price and volume fluctuations in the overall stock market from time to time;
●
general market and economic conditions, and trends including inflationary concerns, the current state of the credit and capital markets;
●
significant volatility in the market price and trading volume of securities of companies in our sector, which are not necessarily related to the operating performance of these companies;
●
changes in law, regulatory policies or tax guidelines, or interpretations thereof;

DIGATRADE FINANCIAL CORPORATION

Management’s Discussion and Analysis of Financial Conditions and Results of Operations
(“MD&A”)

For the three and six months ending June 30, 2019

●
operating performance of companies comparable to us; and
●
short-selling pressure with respect to shares of our shares generally.

As noted above, market factors unrelated to our performance could also negatively impact the market price of our shares. One of the factors that investors may consider in deciding whether to buy or sell our shares is our distribution rate as a percentage of our share price relative to market interest rates. If market interest rates increase, prospective investors may demand a higher distribution rate or seek alternative investments paying higher dividends or interest. As a result, interest rate fluctuations and conditions in the capital markets can affect the market value of our shares. For instance, if interest rates rise, it is likely that the market price of our shares will decrease as market rates on interest-bearing securities increase.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our common stock. The failure by our management to apply these funds effectively could result in financial losses that could have a material adverse effect on our business, cause the price of our common stock to decline and delay the development of our products and services.

If we have to raise capital by selling securities in the future, your rights and the value of your investment in the Company could be reduced.

If we issue debt securities, the lenders would have a claim to our assets that would be superior to the stockholder rights. Interest on the debt would increase costs and negatively impact operating results. If we issue more common stock or any preferred stock, your percentage ownership will decrease and your stock may experience additional dilution, and the holders of preferred stock (called preference securities in Canada) may have rights, preferences and privileges which are superior to (more favorable) the rights of holders of the common stock. It is likely the Company will sell securities in the future. The terms of such future transactions presently are not determinable.

If the market for our common stock is illiquid in the future, you could encounter difficulty if you try to sell your stock.

Our stock trades on the OTC "Pink" Marketplace but it is not actively traded. If there is no active trading market, you may not be able to resell your shares at any price, if at all. It is possible that the trading market in the future will continue to be "thin" or "illiquid," which could result in increased price volatility. Prices may be influenced by investors' perceptions of us and general economic conditions, as well as the market for energy generally. Until our financial performance indicates substantial success in executing our business plan, it is unlikely that there will be coverage by stock market analysts will be extended. Without such coverage, institutional investors are not likely to buy the stock. Until such time, if ever, as such coverage by analysts and wider market interest develops, the market may have a limited capacity to absorb significant amounts of trading. As the stock is a “penny stock,” there are additional constraints on the development of an active trading market – see the next risk factor.

DIGATRADE FINANCIAL CORPORATION

Management’s Discussion and Analysis of Financial Conditions and Results of Operations
(“MD&A”)

For the three and six months ending June 30, 2019

The penny stock rule operates to limit the range of customers to whom broker-dealers may sell our stock in the market.

In general, "penny stock" (as defined in the SEC’s rule 3a51-1 under the Securities Exchange Act of 1934) includes securities of companies which are not listed on the principal stock exchanges, or the Nasdaq National Market or the Nasdaq Capital Market, and which have a bid price in the market of less than $5.00; and companies with net tangible assets of less than $2 million ($5 million if the issuer has been in continuous operation for less than three years), or which has recorded revenues of less than $6 million in the last three years.

As a "penny stock" our stock therefore is subject to the SEC’s rule 15g-9, which imposes additional sales practice requirements on broker-dealers which sell such securities to persons other than established customers and "accredited investors" (generally, individuals with net worth in excess of $1 million or annual incomes exceeding $200,000, or $300,000 together with their spouses, or individuals who are the officers or directors of the issuer of the securities). For transactions covered by rule 15g-9, a broker-dealer must make a special suitability determination for the purchaser and have received the purchaser's written consent to the transaction prior to sale. This rule may adversely affect the ability of broker-dealers to sell our stock, and therefore may adversely affect our stockholders' ability to sell the stock in the public market.

Your legal recourse as a United States investor could be limited.

The Company is incorporated under the laws of British Columbia. Most of the assets now are located in Canada. Our directors and officers and the audit firm are residents of Canada. As a result, if any of our shareholders were to bring a lawsuit in the United States against the officers, directors or experts in the United States, it may be difficult to effect service of legal process on those people who reside in Canada, based on civil liability under the Securities Act of 1933 or the Securities Exchange Act of 1934. In addition, we have been advised that a judgment of a United States court based solely upon civil liability under these laws would probably be enforceable in Canada, but only if the U.S. court in which the judgment were obtained had a basis for jurisdiction in the matter. We also have been advised that there is substantial doubt whether an action could be brought successfully in Canada in the first instance on the basis of liability predicated solely upon the United States' securities laws.

Approval

The Board of Directors of Digatrade Financial Corporation has approved the disclosures in this MD&A.

Additional Information
Additional information relating to the Company is available on SEDAR at www.sedar.com or EDGAR at www.sec.gov